FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                           PURSUANT TO RULE 13A-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                       FOR THE MONTH OF  JANUARY, 2002
                                        ---------------


                              INSIDE HOLDINGS INC.
                              --------------------
                 (Translation of registrant's name into English)

            Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
            ---------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F  X       Form 40-F
                                   ---                ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes      No  X
                                     ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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THE  COMPANY,  A  FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER
THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

ATTACHED IS A COPY OF A NEWS RELEASE ISSUED BY THE COMPANY.




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January 9, 2002

PRESS RELEASE

INSIDE HOLDINGS LTD.                                        OTC BB SYMBOL: IHLGF
1260-609 Granville Street
Vancouver, B.C. V7Y 1G5
Tel. (604) 687-0888 Fax. (604) 685-7485


Gateway Research Management Group Ltd. of Nassau, Bahamas ("Gateway") has purchased 1,675,000 common shares of the Company from an insider of the Company in a private transaction and 2,047,700 common shares from the Company in connection with an assignment and settlement of Company debts in the aggregate amount of $102,385 (U.S.$66,500).

After giving effect to the above, the Company has 6,735,300 common shares issued and outstanding and Gateway owns 3,722,700 shares or 55.2% of the Company.

Kevin Winter of Gateway has been appointed as secretary and to the board of directors.



ON BEHALF OF THE BOARD OF DIRECTORS


/S/  BILL MCCARTNEY
------------------------

Bill McCartney, Director

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         INSIDE HOLDINGS INC.



Date:  January 9, 2002                   By: /s/  Leonard Petersen
                                             ---------------------
                                         Name: Leonard Petersen
                                         Title: President



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